HQH NSAR
Exhibit 77.C.

ANNUAL MEETING REPORT

An Annual Meeting of Shareholders was held on June 15, 2006 at 10:00am. The Shareholders voted to elect three Trustees of the Fund to hold office for a term of two to three years or until his respective successor shall have been duly elected and qualified. The following votes were cast with respect to the nominees.

				For		Withheld
Daniel R. Omstead, Ph.D.	19,387,547	282,719
Lawrence S. Lewin		19,221,186	448,481
Uwe Reinhardt, Ph.D.		18,892,449	777,817
Lucinda H. Stebbins, CPA	19,272,782	397,484

The nominees were elected to serve until the 2009 Annual Meeting, except for Lucinda H. Stebbins, CPA who was elected to service until the 2008 Annual Meeting. Henri A. Termeer will also serve until the 2008 Annual Meeting. Trustees serving until the 2007 Annual Meeting are Robert P. Mack, M.D., Eric Oddleifson, and Oleg M. Pohotsky.

The Shareholders ratified the appointment of Deloitte & Touche LLP as the independent registered public accountants of the Fund for the fiscal year ending September 30, 2006 by the following votes.

For	  19,451,377
Against	     118,088
Abstain	     100,803